# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sezzle Inc., CIK 0001662991
CUSIP: 78435P105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 08/22/2024
Amends the filing with accession number 0001662991-24-000036
Filed by CIK 0001864990
Persons authorized to receive notices and communications: Charles Youakim, 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402, 651-343-4692

## Reporting persons
- Charles Youakim (CIK 0001864990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,231,822; shared voting power 251,409; sole dispositive power 2,231,822; shared dispositive power 251,409; aggregate amount beneficially owned 2,483,231 (44.2% of the class)
  Comment: Note to (7), (9), and (11): Includes (i) 2,058,067 shares beneficially owned by the Reporting Person (which number, as of the filing date of this Amendment No. 1 to Schedule 13D, includes 26,316 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person), (ii) 15,860 shares issuable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 1 to Schedule 13D, and (iii) 157,895 shares owned by Cerro Gordo LLC ("CGL"). The Reporting Person has sole voting and investment power over shares of the issuer held by CGL.
  Note to (8), (10), and (11): Includes 251,409 shares of common stock owned by Charles G. Youakim 2020 Irrevocable GST Trust ("2020 Trust").
  Note to (13): Based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 8, 2024, plus 15,860 shares purchasable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 1 to Schedule 13D.
- Cerro Gordo LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); member of a group; source of funds: personal funds (PF); sole voting power 157,895; shared voting power 0; sole dispositive power 157,895; shared dispositive power 0; aggregate amount beneficially owned 157,895 (2.8% of the class)
  Comment: Note to (13): Based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 1, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Sezzle Inc.
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the statements on Schedule 13D filed by the Reporting Persons on February 15, 2024 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Charles Youakim ("Mr. Youakim") and Cerro Gordo LLC, a South Dakota limited liability company ("CGL," and together with Mr. Youakim, the "Reporting Persons").
Residence or business address: The principal business address of each Reporting Person is 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota 55402.
Present principal occupation or employment: Mr. Youakim serves as the Executive Chairman and Chief Executive Officer of the Issuer, and as the manager of CGL.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Youakim is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All shares of Common Stock and derivative securities described in Item 5(c) below have been issued to Mr. Youakim in connection with his services to the Issuer as the Issuer's Executive Chairman and Chief Executive Officer.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date of this Amendment No. 1, except as set forth below, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

On July 27, 2019, the Issuer granted Mr. Youakim an option to purchase 13,159 shares of Common Stock at an exercise price equal to $31.92 under the Issuer's 2019 Incentive Plan pursuant to an Option Agreement in the form attached as Exhibit 10.1, which is hereby incorporated by reference. Such option is fully-vested and expires on July 26, 2029 (the "2019 Option Agreement").

On June 14, 2023, the Issuer granted Mr. Youakim 52,632 restricted stock units under the Issuer's 2021 Incentive Plan pursuant to an Equity Incentive Plan Notice Award in the form attached as Exhibit 10.2, which is hereby incorporated by reference (the "2023 RSU Grant"). The restricted stock units vest over a four-year period, with 25% of the award (13,158 shares) vesting on January 1, 2024 and the remaining award vesting with respect to 6.25% of the award (approximately 3,290 shares) on a quarterly basis thereafter. The 2023 RSU Grant is settled in shares of Common Stock on the vesting dates (subject to forfeiture of shares of Common Stock to satisfy tax withholding obligation).

On April 1, 2024, the Issuer granted Mr. Youakim an option to purchase 10,803 shares of Common Stock at an exercise price equal to $68.26 under the Issuer's 2021 Incentive Plan pursuant to an Option Agreement in the form attached as Exhibit 10.3, which is hereby incorporated by reference (the "2024 Option Agreement"). The option vests over a four-year period with 25% of the award (2,701 shares) vesting on April 1, 2025, and the remaining award vesting with respect 6.25% of the award (approximately 675 shares) on a quarterly basis thereafter. The option expires on April 1, 2034.

On July 16, 2024, Mr. Youakim entered into an Oppenheimer Client Agreement (the "Client Agreement") with Oppenheimer & Co., Inc. ("Oppenheimer") that governs a loan made by Oppenheimer to Mr. Youakim in the principal amount of $10,000,000. In connection with such loan, Mr. Youakim entered into a Pledge Agreement with Oppenheimer dated August 22, 2024 (the "Pledge Agreement"), pursuant to which he pledged as collateral 1,720,600 of his shares of Common Stock in favor of Oppenheimer to secure his obligations under the Client Agreement (the "Pledge"). Mr. Youakim's outstanding obligations under the Client Agreement are payable upon Oppenheimer's demand.

The Issuer is not a party to the Client Agreement or the Pledge Agreement. In conjunction with the Pledge, Mr. Youakim deposited 1,720,600 shares of Common Stock with Oppenheimer. Pursuant to the Pledge Agreement, Mr. Youakim agreed that he will not pledge or otherwise encumber any other shares of Common Stock owned by him during the term of the Pledge without the prior written consent of Oppenheimer, and further agreed that he, his spouse, any relatives living in their household, any trust, estate, corporation or other organization in which such persons own 10% of more, or as to which any such persons serves as trustee, executor, board member or similar capacity, will not sell, transfer or otherwise dispose of any shares of Common Stock without giving prior written notice to Oppenheimer. Upon the occurrence of certain events that are customary for these types of loans, including satisfaction of minimum margin maintenance requirements in accordance with Oppenheimer's internal policy or the rules of any organization or agency to which Oppenheimer is subject, Oppenheimer may exercise its rights to require Mr. Youakim to repay the loan proceeds or post additional collateral, and Oppenheimer may exercise its rights to foreclose on, and dispose of, the pledged shares, in each case, in accordance with the Client Agreement and Pledge Agreement.

The foregoing description of the Pledge Agreement and Client Agreement does not purport to be complete and is qualified in its entirety by reference to the full copies of the Pledge Agreement and Client Agreement attached hereto as Exhibits 10.4 and 10.5, respectively, and incorporated herein by reference.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons, collectively, currently beneficially own 2,483,231 shares of Common Stock, which represents 44.2% of the outstanding shares of Common Stock of the Issuer. Such shares include (i) 2,058,067 shares owned by Mr. Youakim individually (which number, as of the filing date of this Amendment No. 1, includes 26,316 shares issuable upon the future vesting of currently unvested portions of the 2023 RSU Grant), (ii) 15,860 shares issuable upon the exercise of outstanding options held by Mr. Youakim, which are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 1, (iii) 157,895 shares owned by CGL, and (iv) 251,409 shares owned by Charles G. Youakim 2020 Irrevocable GST Trust ("2020 Trust"). Beneficial ownership is calculated based on 5,607,034 shares of Common Stock outstanding as of November 1, 2024 (as reported in the Issuer's Form 10-Q filed with the SEC on November 1, 2024) plus 15,860 shares purchasable upon the exercise of outstanding options held by the Reporting Persons that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Youakim has sole voting and investment power over the shares of Common Stock held by him individually. Mr. Youakim serves as the manager of CGL and, in such capacity has sole voting and investment power over the shares of Common Stock held by CGL. Mr. Youakim may be deemed to have voting and investment power over the shares of Common Stock held by the 2020 Trust with Jennifer A. Youakim, his spouse, and the South Dakota Trust Company LLC, in its capacity as the trustee of the 2020 Trust. Mrs. Youakim may, among other things, direct the trustee to transfer and vote shares of Common Stock held by the 2020 Trust.

Mrs. Youakim has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Youakim has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Youakim is a citizen of the United States of America.

South Dakota Trust Company LLC is a South Dakota limited liability company. Its principal business is personal trust administration. The address of its principal business is 201 S. Phillips Avenue, Suite 200, Sioux Falls, South Dakota 57104-6449. It has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Transactions in the class effected during the past sixty days:
Descriptions of all transactions in Common Stock by the Reporting Persons since the filing of the Original Schedule 13D are set forth below, all of which have been previously reported on Forms 4 filed with the SEC pursuant to Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, Forms 8-K and in proxy statements:

On April 1, 2024, the 2023 RSU Grant held by Mr. Youakim vested with respect to 3,289 shares and was settled through the issuance of 2,127 shares of Common Stock (which is net of 1,162 shares forfeited to satisfy withholding tax obligations).

On April 1, 2024, the Issuer granted Mr. Youakim an option to purchase 10,803 shares of Common Stock at an exercise price equal to $68.26 under the Issuer's 2021 Incentive Plan pursuant to the 2024 Option Agreement. The option vests over a four-year period with 25% of the award (2,701 shares) vesting on April 1, 2025, and the remaining award vesting with respect to 6.25% of the award (approximately 675 shares) on a quarterly basis thereafter. The option expires on April 1, 2034.

On July 1, 2024, the 2023 RSU Grant held by Mr. Youakim vested with respect to 3,290 shares and was settled through the issuance of 2,127 shares of Common Stock (which is net of 1,163 shares forfeited to satisfy withholding tax obligations).

On October 1, 2024, the 2023 RSU Grant held by Mr. Youakim vested with respect to 3,289 shares and was settled through the issuance of 2,127 shares of Common Stock (which is net of 1,162 shares forfeited to satisfy withholding tax obligations).

On January 1, 2025, the 2023 RSU Grant held by Mr. Youakim vested with respect to 3,290 shares and was settled through the issuance of 2,094 shares of Common Stock (which is net of 1,196 shares forfeited to satisfy withholding tax obligations).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except with respect to the 2019 Option Agreement, the 2023 RSU Grants, the 2024 Option Agreement, the Client Agreement and the Pledge Agreement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1: Form of Option Agreement (incorporated by reference to Exhibit 10.5 of the Issuer's Registration Statement on Form 10 filed with the SEC on April 13, 2021) - https://www.sec.gov/Archives/edgar/data/1662991/000121390021021218/ea139393ex10-5_sezzleinc.htm
Exhibit 10.2: Form of Restricted Stock Unit Agreement (filed herewith)
Exhibit 10.3: Form of Option Agreement (filed herewith)
Exhibit 10.4: Pledge Agreement (filed herewith)
Exhibit 10.5: Client Agreement (filed herewith)
Exhibit 10.6: Joint Filing Agreement dated February 6, 2024 between the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Original Schedule 13D) - https://www.sec.gov/Archives/edgar/data/1864990/000166299124000036/szl-13dxyouakimx2024x02x15.htm#iea33eb5bba584fdcaee869c527ad405e_94

## Signatures
- Charles Youakim: Charles Youakim, Charles Youakim (02/11/2025)
- Cerro Gordo LLC: Cerro Gordo LLC, Charles Youakim (02/11/2025)